SUB-ITEM 77C: Submission of matters to a vote of security holders.

(a) Pursuant to a Consent of Sole Shareholder of the Absolute Return Portfolio dated September 29, 2006, The Glenmede Trust Company, N.A., as sole shareholder, approved the following matter with regards to the Absolute Return Portfolio: the form, terms and provisions of the Investment Advisory Agreement between The Glenmede Fund, Inc. and Glenmede Advisers, Inc.